SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Operating Income of R$37 million with Margin of 1.7%

São Paulo, November 12, 2013 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the third quarter of 2013. All the information herein is presented in accordance with international Financial Reporting Standards (IFRS), in Brazilian Reais (R$), and comparisons are with the third quarter and the first nine months of 2012, unless otherwise stated.

Highlights

      GOL posted operating income (EBIT) of R$37 million in 3Q13, R$238 million more than in 3Q12. The 3Q13 margin came to 1.7%, 12 percentage points up when compared to 3Q12. The year-to-date operating margin was a positive 1.7%. The net loss, in turn, stood at R$197.0 million in 3Q13 and R$705.3 million in 9M13, 36.3% and 33.8% less, respectively, than in the same periods last year.

      Net revenue reached R$2,230.5 million in the quarter, a 12.2% or R$243 million improvement over 3Q12, despite the 7% decline in domestic supply. This increase was mostly due to the 28.4% year-over-year upturn in yield.

     PRASK increased by 21.1% year-over-year, totaling R$16.41 cents in 3Q13, due to the Company’s strategy of further improving its products and focusing on the profitability of its routes. As a result, RASK grew by 17.1% to R$17.92 cents.

   GOL closed 3Q13 with a cash position (cash, financial investments and short and long-term restricted cash) of R$2.9 billion, corresponding to 35.1% of net revenue in the last 12 months (LTM) and a new record, both in nominal and proportional terms. This is in line with the Company’s commitment to maintaining high liquidity, crucial in times of high macroeconomic volatility.

     GOL’s financial leverage ratio fell by 30% over the previous quarter. The LTM adjusted gross debt/EBITDAR ratio stood at 10.9x in 3Q13 (versus 15.5x in 2Q13) due to the improvement in operating margins, posting LTM EBITDAR of R$931 million in 3Q13 versus R$654 million in 2Q13. Year-to-date EBITDAR came to R$974 million, 223% up year-over-year. Net debt fell by R$253 million in the same period.

    SMILES S.A. recorded net income of R$63.0 million, 30.5% up on 2Q13. The customer base reached 9.5 million members, a 7.3% increase in relation to the same period in 2012.

IR Contacts

Edmar Lopes
Eduardo Masson
André Carvalho
Gabriel Motta
Ana Troster

Jenifer Nicolini
ri@golnaweb.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

Conference Calls
Wednesday
November 13, 2013

English
09:00 a.m. (US ET)
12:00 p.m. (Brazil)
Tel: +1 (412) 317 6776
Password: GOL

Portuguese
7:30 a.m. (US ET)
10:30 a.m. (Brazil)
Tel: +55 (11) 2188 0155
Password: GOL

Live webcast:
www.voegol.com.br/ir

1	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Financial Highlights (R$MM)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Net Revenue	2,230.5	1,987.3	12.2%	6,228.0	5,984.1	4.1%
Operating Income/Loss (EBIT)	37.0	(200.7)	nm	103.1	(548.0)	nm
Operating Margin (EBIT)	1.7%	-10.1%	+11.8 p.p.	1.7%	-9.2%	+10.9 p.p.
EBITDA	190.3	(79.5)	nm	483.6	(175.9)	nm
EBITDA Margin	8.5%	-4.0%	+12.5 p.p.	7.8%	-2.9%	+10.7 p.p.
EBITDAR	372.5	96.2	287.3%	974.2	301.7	222.9%
EBITDAR Margin	16.7%	4.8%	+11.9 p.p.	15.6%	5.0%	+10.6 p.p.
Net Loss	(197.0)	(309.4)	-36.3%	(705.3)	(1,065.8)	-33.8%
Net Margin	-8.8%	-15.6%	+6.7 p.p.	-11.3%	-17.8%	+6.5 p.p.

2	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

           Message from Management

GOL posted operating income (EBIT) of R$37 million in 3Q13, a R$238 million improvement over 3Q12, accompanied by a margin of 1.7%, up by 12 percentage points. This increase was achieved despite the 13% average period depreciation of the Real against the Dollar and the highest jet fuel price in the Company’s history.

In the first nine months, revenue grew by R$244 million despite the 9.7% reduction in domestic seat supply, resulting in a positive 1.7% operating margin.  We also reduced operating costs by around R$407 million in the period.

This upturn in revenue was achieved thanks to the Company's strategy of continuously managing PRASK, combining business travelers, who seek flexibility, punctuality and last-minute competitive fares, with passengers who plan their trips well ahead of time, typically for leisure, and look for lower fares.  Consequently, our PRASK grew by 21.1% in 3Q13 and by 14.6% year-to-date.

The leadership in punctuality was maintained in the first nine months. In 2013, we were the company which registered the smallest percentage of delays, just 5.6%. In order to achieve this, we have been continuously improving our passengers’ check-in experience. Remote check-in already accounts for more than 60% of the total at those airports most used by business flyers. We implemented the “fast travel” concept to reduce boarding times and launched a new airport visual identity, aiming to simplify and clarify communications at the check-in counters and in stores. This new identity is already present at the Congonhas, Confins, Santos Dumont and Brasília airports, among others.

In addition, in November we launched a new seat configuration in airplanes, offering the GOL+, a new product exclusive to the Rio-São Paulo shuttle which provides a unique flying experience. With these changes, GOL will have the greatest offer of A-seal seats (an ANAC classification standard) on the shuttle route. All this in order to serve our passengers better every time and become an even more efficient company.

The Company is maintaining its commitment to high liquidity, crucial in times of high macroeconomic volatility. We closed September with a cash position of R$2.9 billion, or 35.1% of LTM net revenue. In 9M13 we also paid debt of around R$346 million, reducing the Company’s financial cost.

Our leverage ratio continues to decline due to the recovery of operating margins and the EBITDAR recomposition. This quarter, the adjusted gross revenue/ LTM EBITDAR ratio fell by 30% over 2Q13. This downward trend should continue until the end of the year, thanks to prospects of a positive operating result in the period.

3	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Our Smiles loyalty program has also become increasingly strong. In September, it launched Clube Smiles and in October it entered into an investment agreement with Netpoints, a loyalty company specializing in retail, with the purpose of increasing the program’s exposure to this segment and fueling its growth.

The ongoing monitoring of macroeconomic and market conditions as well as the speed of the Company’s response and decision-making, have led to an improvement in operating and financial indicators in the quarter. GOL is reaffirming its commitment to obtaining an operating margin of between 1% and 3% in 2013. In 2014, we announce a scenario of stable supply in the Brazilian domestic market, with variation close to 0%.

Once again, we would like to thank our Team of Eagles for their hard work, motivation and commitment.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

4	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

SMILES

In 3Q13, SMILES S.A. reported a 37.7% growth in net revenue, which came to R$155.9 million, while net income totaled R$63.0 million, 30.5% more than in 2Q13. Other highlights include the 18.6% and 30.3% year-over-year increases  in mileage issue and redemption, respectively. In September, SMILES distributed R$37.1 million in dividends and interest on equity on its first-half results.

At the end of the quarter, SMILES had 215 commercial partners and a 9.5 million member base, 7.3% up year-over-year. In order to boost the program’s growth, on September 17, SMILES launched Clube Smiles, a new benefit club, whereby, through a R$30.00 monthly fee, members receive 1,000 miles/month, with a one-year extension of these miles' expiration date as well as other benefits, such as early access to SMILES promotions.

In October, SMILES also signed an Investment Agreement for the subscription of 25% of Netpoints’ capital stock, with the option of acquiring control of the company after the close of fiscal year 2018. Netpoints is a loyalty company specializing in retail, and with this operation SMILES' and Netpoints’ clients will be able to exchange miles and points between the two companies. The agreement is designed to increase the programs’ attractiveness and expand their mileage accrual and redemption scope.

SMILES is an important partner and sales channel and GOL believes in the loyalty program’s potential for making the Company’s product more attractive to its clients.

Smiles – Financial Highlights in the Quarter

5	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Aviation Market: Industry

Operating Data	3Q13	3Q12%		9M13	9M12%

Total System
ASK (million)	38,318	38,313	0.0%	113,373	114,777	-1.2%
RPK (million)	29,689	29,610	0.3%	85,568	84,819	0.9%
Load Factor	77.5%	77.3%	0.2 p.p.	75.5%	73.9%	1.6 p.p.
Domestic Market
ASK (million)	29,521	30,008	-1.6%	86,218	90,223	-4.4%
RPK (million)	22,673	22,801	-0.6%	64,862	64,963	-0.2%
Load Factor	76.8%	76.0%	0.8 p.p.	75.2%	72.0%	3.2 p.p.
International Market
ASK (million)	8,797	8,305	5.9%	27,155	24,554	10.6%
RPK (million)	7,016	6,809	3.0%	20,706	19,856	4.3%
Load Factor	79.8%	82.0%	-2.2 p.p.	76.3%	80.9%	-4.6 p.p.

                                                     National Civil Aviation Agency (ANAC) figures

In 3Q13, the aviation industry’s supply remained flat over 3Q12, while demand grew by 0.3%. Consequently, the load factor reached 77.5%, a 0.2 percentage point year-over-year upturn. In year-to-date terms, supply declined by 1.2%, while demand grew by 0.9% and the load factor stood at 75.5%, 1.6 percentage points higher than in 9M12.

Domestic supply fell by 1.6% over 3Q12, while demand declined by 0.6%. The domestic load factor grew by 0.8 percentage points, fueled by the reduction in supply. In 9M13, domestic supply decreased by 4.4% and demand remained flat in relation to 9M12, while the load factor increased by 3.2 percentage points.

Aviation Market: GOL

Operating Data	3Q13	3Q12%		9M13	9M12%

Total System
ASK (million)	12,446.6	12.996,3	-4.2%	36,954.5	39.490,7	-6.4%
RPK (million)	8,658.8	9.586,1	-9.7%	25,198.9	27.786,8	-9.3%
Load Factor	69.6%	73.8%	-4.2 p.p.	68.2%	70.4%	-2.2 p.p.
Domestic Market
ASK (million)	11,049.4	11.885,4	-7.0%	32,816.6	36.334,8	-9.7%
RPK (million)	7,761.2	8.826,0	-12.1%	22,675.6	25.709,0	-11.8%
Load Factor	70.2%	74.3%	-4.1 p.p.	69.1%	70.8%	-1.7 p.p.
International Market
ASK (million)	1,397.2	1,111.0	25.8%	4,138.0	3,155.9	31.1%
RPK (million)	897.6	760.1	18.1%	2,523.3	2,077.8	21.4%
Load Factor	64.2%	68.4%	-4.2 p.p.	61.0%	65.8%	-4.9 p.p.

      ( * ) Figures for July 2013 are preliminary; National Civil Aviation Agency (ANAC) figures for other periods.

6	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

                             Domestic Market

In line with its capacity adjustment process, in 3Q13 GOL’s domestic supply declined by 7.0% over 3Q12, giving a year-to-date downturn of 9.7%.

Domestic demand fell by 12.1% in the quarter, mainly as a result of the supply reduction. Consequently, the domestic load factor came to 70.2%, 4.1 percentage points lower than in 3Q12.

International Market

In 3Q13, international market supply moved up by 25.8% over the same period last year, mainly due to the new flights to Santo Domingo, Miami and Orlando launched at the end of 2012. In year-to-date terms, international supply increased by 31.1%. GOL continues focused on assessing potential new markets.

The upturn in supply in 3Q13 contributed to the 18.1% increase in international demand. As a result, the international load factor stood at 64.2% in the quarter, 4.2 percentage points down on 3Q12. The increased representativeness of the flights to Santo Domingo, where around 85% of our seats are available for sale on our 737-800 NG aircraft, reduces our load factor indicator. In accordance with ANAC’s methodology, the load factor is calculated over the aircraft’s total capacity.

              PRASK, RASK and Yield

In 3Q13, yield grew by 28.4% year-over-year, due to the Company’s strategy of attracting more high-value passengers, who prioritize flexibility, punctuality and last-minute competitive fares. As a result, PRASK and RASK moved up by 21.1% and 17.1%, respectively. In the coming months, we expect lower PRASK and yield growth, due to the strong comparative base in the same period last year.

The graph below shows that PRASK growth has outpaced the reduction in domestic supply.

7	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Annual Variation in PRASK and Domestic ASK*

              (*) Company Figures for July 2013; National Civil Aviation Agency (ANAC) figures for other periods.

              Key Operating Indicators

Operating and Financial Indicators	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
RPK Total (million)	8,659	9,586	-9.7%	25,199	27,787	-9.3%
ASK Total (million)	12,447	12,996	-4.2%	36,955	39,490	-6.4%
Total Load Factor	69.6%	73.8%	-4.2 p.p.	68.2%	70.4%	-2.2 p.p.
Break-Even Load Factor (BELF)	68.4%	81.2%	-12.8 p.p.	67.1%	76.8%	-9.8 p.p.
Revenue Passengers - Pax on Board (’000)	9,028	10,416	-13.3%	26,298	29,852	-11.9%
Aircraft Utilization (Block Hours/Day)	11.8	12.1	-2.4%	11.7	12.2	-4.0%
Departures	79,510	88,109	-9.8%	236,137	267,021	-11.6%
Average Stage Length (km)	894	868	3.1%	897	874	2.6%
Average Number of Operating Aircraft	120	131	-8.7%	121	133	-9.2%
Fuel consumption (million liters)	376	417	-9.9%	1,121	1,266	-11.5%
Employees at period end	16,209	18,356	-11.7%	16,209	18,356	-11.7%
YIELD net (R$ cents)	23.58	18.37	28.4%	22.50	19.03	18.3%
Passenger Revenue per ASK net (R$ cents)	16.41	13.55	21.1%	15.35	13.39	14.6%
RASK net (R$ cents)	17.92	15.30	17.1%	16.85	15.15	11.2%
CASK (R$ cents)	17.62	16.85	4.6%	16.57	16.54	0.2%
CASK ex-fuel (R$ cents)	10.28	9.63	6.7%	9.43	9.43	0.0%
Average Exchange Rate¹	2.29	2.03	12.8%	2.12	1.92	10.5%
End of period Exchange Rate¹	2.23	2.03	9.8%	2.23	2.03	9.8%
WTI (avg. per barrel, US$)²	105.82	92.20	14.8%	98.17	96.16	2.1%
Price per liter Fuel(R$)	2.43	2.25	8.3%	2.35	2.22	6.1%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)³	0.78	0.79	-1.4%	0.77	0.78	-1.0%

1.                Source: Banco Central;

2.                Bloomberg;

3.                Fuel expenses/liters consumed

8	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

            Income Statement in IFRS (R$ thousand)

Income Statement (R$ `000)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Net operating revenues	2,230,501	1,987,338	12.2%	6,228,002	5,984,064	4.1%
Passenger	2,042,142	1,760,050	16.0%	5,670,810	5,286,304	7.3%
Cargo and Other	188,359	227,288	-17.1%	557,192	697,760	-20.1%
Operating Costs and Expenses	(2,193,466)	(2,187,994)	0.3%	(6,124,870)	(6,532,104)	-6.2%
Salaries, wages and benefits	(322,784)	(374,545)	-13.8%	(944,852)	(1,181,149)	-20.0%
Aircraft fuel	(913,888)	(936,923)	-2.5%	(2,638,793)	(2,808,696)	-6.0%
Aircraft rent	(182,183)	(175,735)	3.7%	(490,607)	(477,601)	2.7%
Sales and marketing	(127,667)	(105,933)	20.5%	(327,087)	(305,749)	7.0%
Landing fees	(148,079)	(145,933)	1.5%	(416,720)	(423,027)	-1.5%
Aircraft and traffic servicing	(173,396)	(134,635)	28.8%	(450,614)	(388,813)	15.9%
Maintenance materials and repairs	(115,541)	(83,956)	37.6%	(290,182)	(251,002)	15.6%
Depreciation	(153,313)	(121,117)	26.6%	(380,465)	(372,159)	2.2%
Other	(56,615)	(109,217)	-48.2%	(185,550)	(323,908)	-42.7%
Operating Result (Loss)	37,035	(200,656)	nm	103,132	(548,040)	nm
Operating Margin	1.7%	-10.1%	+11.8 p.p.	1.7%	-9.2%	+10.9 p.p.
Other Income (expense)	(186,786)	(77,716)	140.3%	(718,693)	(551,255)	30.4%
Interest expense	(136,209)	(112,468)	21.1%	(387,002)	(334,791)	15.6%
Interest income[1]	77,695	21,394	263.2%	98,576	81,556	20.9%
Exchange variation gain (loss)	(24,848)	(6,301)	294.4%	(299,379)	(266,442)	12.4%
Net hedge results	(52,835)	43,758	nm	(39,511)	45,468	nm
Other expenses, net	(50,589)	(24,099)	109.9%	(91,377)	(77,046)	18.6%
Loss before income taxes	(149,751)	(278,372)	-46.2%	(615,561)	(1,099,295)	-44.0%
Income taxes (expense) benefit	(47,290)	(30,980)	52.6%	(89,724)	33,462	nm
Net Loss	(197,041)	(309,352)	-36.3%	(705,285)	(1,065,833)	-33.8%
Net Margin	-8.8%	-15.6%	+6.7 p.p.	-11.3%	-17.8%	+6.5 p.p.
Participation of Non-controlling Shareholders	26,916	-	nm	43,483	-	nm
Participation of Controlling Shareholders	(223,957)	-	nm	(748,768)	-	nm
EBITDA	190,348	(79,539)	nm	483,597	(175,881)	nm
EBITDA Margin	8.5%	-4.0%	+12.5 p.p.	7.8%	-2.9%	+10.7 p.p.
EBITDAR	372,531	96,196	287.3%	974,204	301,720	222.9%
EBITDAR Margin	16.7%	4.8%	+11.9 p.p.	15.6%	5.0%	+10.6 p.p.

1Interest Income comprises Income from Short-term Investments and Investment Funds

In accordance with CVM Instruction 527, the reconciliation of EBIT and EBITDA is shown in the Operating Resultsection. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator.

9	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

3Q13 Result – Operating Segment (R$ thousand)

Assets and Liabilities	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	3Q13 Total Consolidated
ASSETS
Current	3,195,278	806,909	4,002,187	(500,428)	3,501,759
Non-current	7,555,822	996,923	8,552,745	(1,656,634)	6,896,111
Total Assets	10,751,100	1,803,832	12,554,932	(2,157,062)	10,397,870
LIABILITIES
Current	3,468,730	377,087	3,845,817	(478,538)	3,367,279
Non-current	6,647,945	225,605	6,873,550	(990,277)	5,883,273
Shareholder’s equity	634,425	1,201,140	1,835,565	(688,247)	1,147,318
Total Liabilities and Shareholder’s equity	10,751,100	1,803,832	12,554,932	(2,157,062)	10,397,870

Statement of Profit and Loss	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	3Q13 Total Consolidated
Net Revenue
Passenger revenues	2,113,449	-	2,113,449	(71,307)	2,042,142
Cargo and others revenues	110,630	-	110,630	74,178	184,808
Miles redeemed revenues	-	155,912	155,912	(152,361)	3,551
Costs	(1,888,690)	(99,060)	(1,987,750)	91,052	(1,896,698)
Gross Income	335,389	56,852	392,241	(58,438)	333,803
Operating revenues (expenses)
Commercial expenses	(220,345)	(7,836)	(228,181)	51,310	(176,871)
Administrative expenses	(150,563)	(10,253)	(160,816)	(1,507)	(162,323)
Other operating revenues (expenses)	42,421	-	42,421	5	42,426
Financial result
Revenues expenses	208,261	47,456	255,717	(53,182)	202,535
Financial expenses	(417,813)	158	(417,655)	53,182	(364,473)
Exchange variation, net	(24,714)	(134)	(24,848)	-	(24,848)
Loss (Income) before income tax and social contribution	(227,364)	86,243	(141,121)	(8,630)	(149,751)
Current and Deferred income tax and social contribution	(26,945)	(23,214)	(50,159)	2,869	(47,290)
Total loss (income), net	(254,309)	63,029	(191,280)	(5,761)	(197,041)

For more information on the breakdown by business segment, see Note 29 to the Quarterly Information (ITR).

10	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Net Revenue (R$ million)

Net revenue came to R$2,230.5 million in 3Q13, a 12.2% increase over the R$1,987.3 million reported in 3Q12, fueled by the 21.1% growth in PRASK. It is worth pointing out that this increase was achieved even with the 7% reduction in domestic market supply.

Net revenue per ASK (RASK) grew by 17.1% in the quarter, mostly due to the 21.1% upturn in PRASK, partially offset by the 13.5% decline in ancillary revenue per ASK.

Net Revenue Breakdown	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Total Net Revenue (R$ million)	2,230.5	1,987.3	12.2%	6,228.0	5,984.1	4.1%
Net RASK (R$ cents)	17.92	15.30	17.1%	16.85	15.15	11.2%
Net Passenger Revenue (R$ million)	2,042.1	1,760.1	16.0%	5,670.8	5,286.3	7.3%
Net PRASK (R$ cents)	16.41	13.55	21.1%	15.35	13.39	14.6%
Ancillary Revenue (R$ million)	188.4	227.3	-17.1%	557.2	697.8	-20.1%
Ancillary per ASK (R$ cents)	1.51	1.75	-13.5%	1.51	1.77	-14.7%

Gross Revenue (R$ million)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Passenger	2,110.9	1,821.0	15.9%	5,863.9	5,470.7	7.2%
Cargo and Others	250.6	268.2	-6.6%	732.2	814.8	-10.1%
Gross Revenues	2,361.5	2,089.2	13.0%	6,596.1	6,285.6	4.9%
Taxes	(131.0)	(101.9)	28.7%	(368.1)	(301.5)	22.1%
Net Revenue	2,230.5	1,987.3	12.2%	6,228.0	5,984.1	4.1%

Net passenger revenue totaled R$2,042.1 million, 16.0% up on the R$1,760.1 million recorded in 3Q12, mainly due to the Company’s focus on continuously improving its product, seeking to attract passengers with higher yields. Net passenger revenue per ASK (PRASK) stood at R$16.41 cents in 3Q13, a 21.1% year-over-year upturn, driven by the 28.4% period increase in yields.

Ancillary revenue came to R$188.4 million, 17.1% down on 3Q12. Ancillary revenue per ASK fell by 13.5%, due to the alteration in the fair value evaluation of miles sales as a result of the separation of SMILES and VRG. This was partially offset by the 7% increase in cargo revenue.

11	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

            Operating Expenses (R$ million)

Operating expenses came to R$2,193.5 million in 3Q13, virtually flat in relation to the R$2,188.0 million reported in 3Q12.

Breakdown of Operating Expenses

Expenses per ASK came to R$17.62 cents, 4.6% up on the R$16.85 cents recorded in 3Q12. Excluding fuel costs, CASK grew by 6.7% year-over-year to R$10.28 cents. The upturn was due to the deterioration of the macroeconomic scenario, including the 13% average depreciation of the Real against the Dollar, which directly impacts 55% of costs. There was also greater pressure on operating costs, given the lower dilution of costs per ASK due to the 7% reduction in domestic supply and the 4.2% decline in total supply.

In the first nine months, GOL recorded cost savings of R$407.2 million, R$169.9 million of which  due to reduced fuel costs and R$237.3 million in other operating costs, demonstrating the Company’s efforts and flexibility to rapidly adapt its cost structure in line with changes in the scenario.

Operating Expenses (R$ million)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Aircraft fuel	(913.9)	(936.9)	-2.5%	(2,638.8)	(2,808.7)	-6.0%
Salaries, wages and benefits	(322.8)	(374.5)	-13.8%	(944.9)	(1,181.1)	-20.0%
Aircraft rent	(182.2)	(175.7)	3.7%	(490.6)	(477.6)	2.7%
Sales and marketing	(127.7)	(105.9)	20.5%	(327.1)	(305.7)	7.0%
Landing fees	(148.1)	(145.9)	1.5%	(416.7)	(423.0)	-1.5%
Aircraft and traffic servicing	(173.4)	(134.6)	28.8%	(450.6)	(388.8)	15.9%
Maintenance, materials and repairs	(115.5)	(84.0)	37.6%	(290.2)	(251.0)	15.6%
Depreciation and Amortization	(153.3)	(121.1)	26.6%	(380.5)	(372.2)	2.2%
Other operating expenses	(56.6)	(109.2)	-48.2%	(185.6)	(323.9)	-42.7%
Total operating expenses	(2,193.5)	(2,188.0)	0.3%	(6,124.9)	(6,532.1)	-6.2%
Operating expenses ex- fuel	(1,279.6)	(1,251.1)	2.3%	(3,486.1)	(3,723.4)	-6.4%

12	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Operating Expenses per ASK (R$ cents.)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Aircraft fuel	(7.34)	(7.21)	1.8%	(7.14)	(7.11)	0.4%
Salaries, wages and benefits	(2.59)	(2.88)	-10.1%	(2.56)	(2.99)	-14.5%
Aircraft rent	(1.46)	(1.35)	8.2%	(1.33)	(1.21)	9.7%
Sales and marketing	(1.03)	(0.82)	25.7%	(0.89)	(0.77)	14.3%
Landing fees	(1.19)	(1.12)	5.9%	(1.13)	(1.07)	5.2%
Aircraft and traffic servicing	(1.39)	(1.04)	34.4%	(1.22)	(0.98)	23.8%
Maintenance, materials and repairs	(0.93)	(0.65)	43.6%	(0.79)	(0.64)	23.5%
Depreciation and Amortization	(1.23)	(0.93)	32.1%	(1.03)	(0.94)	9.2%
Other operating expenses	(0.45)	(0.84)	-45.9%	(0.50)	(0.82)	-38.8%
Total operating expenses	(17.62)	(16.85)	4.6%	(16.57)	(16.54)	0.2%
Operating expenses ex- fuel	(10.28)	(9.63)	6.7%	(9.43)	(9.43)	0.0%

Fuel costs per ASK totaled R$7.34 cents in 3Q13, 1.8% up on 3Q12 due to the 8% year-over-year increase in the average fuel pice. This was partially offset by the 6% improvement in fuel consumption per ASK, in turn due to several energy efficiency measures, including: (i) the reduced use of auxiliary power units (APUs) when aircraft are on the ground, due to their high fuel consumption, and their replacement whenever possible by ground power units (GPUs), whose consumption is up to five times less; and (ii) the Minimum Dispatch Fuel program, in association with GE, which aims to avoid fuel waste by subjecting the behavior of each flight to a statistical analysis, creating historical fuel consumption series and rationalizing future supply based on these analyses and on environmental and meteorological conditions at the time of the flight. In addition, we had an even more efficient fleet than we did a year ago, standardized in the B737-700 and B737-800 Next Generation models with an average age of 7.2 years. In 3Q12, the average age was 7.4 years for the B737-700 and 800s and 21 years for the B737-300s. Currently the B737-300s are grounded and in the process of being sold or returned to the lessors.

Salaries, wages and benefits per ASK came to R$2.59 cents in the quarter, 10.1% less than in the same period last year, primarily due to the rationalization of the workforce, which fell by 11.7%, from 18,356, at the end of 3Q12, to 16,209 at the close of 3Q13. Despite this reduction in the headcount, it is worth noting that the Company has been recording increasing satisfaction indices, measured by our SMS text message surveys. This index moved up from 7.6 on a scale of 1 to 10 in December (when the surveys began) to 8.0 in September, and we remain committed to raising this number even further.

Aircraft leasing costs per ASK stood at R$1.46 cents in 3Q13, 8.2% higher than 3Q12, mainly due to the 13% period depreciation of the Real against the Dollar and the decline in the aircraft utilization rate (from 12.1 block hours/day, in 3Q12, to 11.8) which dilutes less the fixed costs. On the other hand, there was a reduction in the number of aircraft under operational leasing contracts (95, versus 99 in 3Q12).

13	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Sales and marketing expenses per ASK totaled R$1.03 cents, 25.7% up on 3Q12, due to the increase in revenue, which pushed up sales commissions.

Landing costs per ASK came to R$1.19 cents, an increase of 5.9% over 3Q12, mainly due to the charge of a passenger connection fee of between R$4 and R$8, depending on the airport’s category, since the end of 2012 and now applied in all airports.

      Aircraft and traffic servicing expenses per ASK came to R$1.39 cents, 34.4% up on 3Q12, impacted by the increase in expenses with ramp services, especially due to changes in the route network, inflation and contractual wage adjustments.

      Maintenance, materials and repairs per ASK stood at R$0.93 cents, 43.6% higher than in 3Q12, essentially due to the removal of 12 engines, versus 10 in the same period last year, and the depreciation of the Real against the Dollar.

      Depreciation and amortization per ASK totaled R$1.23 cents in 3Q13, a 32.1% increase year-over-year, chiefly due to improvements associated with major engine maintenance work established in the contracts, and higher depreciation of the estimated cost of reconfiguring aircraft when they are returned. Additionally, one aircraft was added to the fleet under the finance lease regime, totaling 46, versus 45 in 3Q12.

      Other operating expenses per ASK came to R$0.45 cents, 45.9% down on 3Q12, primarily due to R$42.4 million gains from sale leaseback operations involving six aircraft in 3Q13. Additionally, there was the sub-leasing of five aircraft to Transavia to operate in the European summer high season, which were returned in October.

  Operating Result

GOL recorded consolidated operating income (EBIT) of R$37.0 million in 3Q13, growth of R$238 over 3Q12, with an operating margin of 1.7%, up by 12 percentage points. This result was due to the Company’s efforts to maximize revenue, focusing on continuously improving our product, high value passengers and controlling manageable costs even in the midst of a challenging scenario for the entire industry, due to pressure on the exchange rate, fuel prices and the low performance of the Brazilian economy.

Year-to-date operating income came to R$103.1 million, with a margin of 1.7%, within the Company’s annual operating margin guidance of between 1% and 3%.

14	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

EBITDAR (R$ million)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Net Revenue	2,230.5	1,987.3	12.2%	6,228.0	5,984.1	4.1%
Operating expenses	(2,193.5)	(2,188.0)	0.3%	(6,124.9)	(6,532.1)	-6.2%
EBIT	37.0	(200.7)	nm	103.1	(548.0)	nm
EBIT margin	1.7%	-10.1%	+11.8 p.p.	1.7%	-9.2%	+10.9 p.p.
Depreciation and Amortization	(153.3)	(121.1)	26.6%	(380.5)	(372.2)	2.2%
EBITDA	190.3	(79.5)	nm	483.6	(175.9)	nm
EBITDA Margin	8.5%	-4.0%	+12.5 p.p.	7.8%	-2.9%	+10.7 p.p.
Aircraft Rental	(182.2)	(175.7)	3.7%	(490.6)	(477.6)	2.7%
EBITDAR	372.5	96.2	287.3%	974.2	301.7	222.9%
EBITDAR Margin	16.7%	4.8%	+11.9 p.p.	15.6%	5.0%	+10.6 p.p.

EBIT, EBITDA and EBITDAR Reconciliation (R$ million)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Net Loss	(197.0)	(309.4)	-36.3%	(705.3)	(1,065.8)	-33.8%
(-) Income taxes	(47.3)	(31.0)	52.6%	(89.7)	33.5	nm
(-) Net financial result	(186.8)	(77.7)	140.3%	(718.7)	(551.3)	30.4%
EBIT	37.0	(200.7)	nm	103.1	(548.0)	nm
(-) Depreciation and amortization	(153.3)	(121.1)	26.6%	(380.5)	(372.2)	2.2%
EBITDA	190.3	(79.5)	nm	483.6	(175.9)	nm
(-) Aircraft rent	(182.2)	(175.7)	3.7%	(490.6)	(477.6)	2.7%
EBITDAR	372.5	96.2	287.3%	974.2	301.7	222.9%

In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net loss (income) plus income and social contribution taxes and the net financial result; and EBITDA = net loss (income) plus income and social contribution taxes, the net financial result, and depreciation and amortization expenses.

We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization expenses, and aircraft operating lease expenses.

Hedge Result

The Company makes use of hedge accounting to record some of its derivative instruments. In 3Q13, the Company recorded a net loss from hedge operations of R$40.9 million.

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	13.4	-	7.6	21.0
Subtotal – Not Designated for Hedge Accounting	-	(52.4)	(9.5)	(61.9)
Total	13.4	(52.4)	(1.9)	(40.9)
OCI (net of taxes, on 09/30/2013)	3.8	-	(43.2)	(39.4)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

15	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

In regard to hedging cash flow, the Company and its subsidiaries protect the variation in future revenue or expenses arising from changes in interest rates or fuel prices and book the effective variations in the fair value of the derivative financial instruments under shareholders’ equity until the revenue or expense that is the object of the hedge is recognized.

The Company and its subsidiaries estimate effectiveness based on statistical correlation methods and on the proportion between the gains and losses in the derivative instruments utilized as a hedge and the variation in the hedged costs and expenses.

The instruments arre condidered effective when the variation in the value of the derivatives offset between 80% and 125% of the impact of the price variation on the hedged cost or expense.

The balances of the effective variations in the fair value of the derivatives designated as cash flow hedges are reclassified from shareholders’ equity to the income statement in the period in which the cost or expense that is the object of the hedge impacts the result. The results of cash flow hedges that proved effective in offsetting the variation in hedged expenses are recognized in reducing accounts of the hedged expenses, reducing or increasing the operating cost, and the results of the non-effective hedges are recognized as financial revenue or expenses in the period. The amount related to hedge operations was entirely recognized in the financial result (for more details, see the Financial Result section).

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Financial Result	13.4	(52.4)	(1.9)	(40.9)
Operating Result	-	-	-	-
Total	13.4	(52.4)	(1.9)	(40.9)

Fuel: fuel consumption hedge transactions, which are effected through derivative contracts involving crude oil and its by-products (WTI, Brent and heating oil) generated gains of R$13.4 million in 3Q13, recognized in the financial result. The Company’s fuel hedge position remained stable in relation to 2Q13 and at the end of the quarter, 20% of its exposure in the next three months was protected.

Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s cash flow generated losses of R$52.4 million, recognized in the financial result. Given the period volatility of the  exchange rate, GOL increased its FX hedge protection, with 70% of exposure in the next three months  being protected (versus 37% in 2Q13).

Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated losses of R$1.9 million in the financial result. The Company increased its hedged position from US$647 million in 2Q13 to US$1,431 million at the end of September, considering the nominal value.

16	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

The table below shows the nominal value of derivatives contracted as a hedge against future expenses, the derivatives’ average contracted rate and the percentages of hedged exposure on an accrual basis on September 30, 2013:

Fuel	4Q13	1Q14	2Q14	3Q14	4Q14-1Q15
Notional Volume in Barrels ('000)	786	592	393	274	334
Price per Barrel (US$)*	105.94	105.51	104.55	103.79	103.78
Percentage of Protected Exposition	20%	15%	11%	7%	4%
**Total in R$ million	185.6	139.2	91.6	63.4	77.2
Exchange Rate	4Q13	1Q14	2Q14	3Q14	4Q14-1Q15
Notional Amount (US$million)	403.3	236.7	120.0	-	-
Average Exchange Rate (US$)*	2.29	2.24	2.22	-	-
Percentage of Protected Exposition	70%	41%	22%	-	-
Total in R$ million	926.4	531.5	266.4	-	-

*Weighted average of derivative strike prices.

** On 09/30/2013, the exchange rate was R$2.2300 / US$1.00.

All the financial instruments used for hedging purposes this quarter consisted of Brent and WTI options and collars, Libor interest rate swaps and Dollar futures and options. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

Financial Result

The 3Q13 net financial result recorded an expense of R$187 million, 140.3% higher than in 3Q12, primarily impacted by the hedge result, which was an expense of R$40.9 million, versus revenue of R$43.8 million in the same period last year.

Financial Result (R$ million)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Interest Expenses	(136.2)	(112.5)	21.1%	(387.0)	(334.8)	15.6%
Financial Leases	(27.2)	(27.0)	0.7%	(79.7)	(78.4)	1.7%
Interest Expense	(109.0)	(85.5)	27.5%	(307.3)	(256.4)	19.8%
Exchange Variation	(24.8)	(6.3)	294.4%	(299.4)	(266.4)	12.4%
Interest income[1]	77.7	21.4	263.2%	98.6	81.6	20.9%
Hedge Results	(40.9)	43.8	nm	(23.7)	45.5	nm
Other	(62.5)	(24.1)	159.3%	(107.2)	(77.0)	39.2%
Net Financial Results	(186.8)	(77.7)	140.3%	(718.7)	(551.3)	30.4%

            1Interest Income comprises Income from Short-term Investments and Investment Funds

17	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Interest expenses totaled R$136.2 million, 21.1% up on 3Q12, mostly due to the 10% year-over-year end-of-period depreciation of the Real against the Dollar, which had an adverse impact on the Company’s Dollar-denominated debt (76% of the total in 3Q13, versus 70% in 3Q12).

The exchange variation recorded an increase of R$18.5 million in the 12-month comparison, mainly due to the upturn in foreign-currency-denominated debt through the Senior Notes issue in February 2013 maturing in 2023.

Financial revenue totaled R$77.7 million, 263.2% up on the R$21.4 million recorded in 3Q12, primarily due to the 56% period increase in the cash position and the increase in the benchmark interest rate (SELIC), given that a significant part of the Company’s cash investments are pegged to the CDI interbank rate.

Other financial expenses came to R$62.5 million, 159.3% more than the R$24.1 million expense reported in 3Q12, chiefly due to the loss in the fair value of the SMILES stock purchase option entered into with General Atlantic.

Income Taxes

Income tax totaled R$47.3 million, 52.6% up on the R$31.0 million recorded in 3Q12, primarily due to the increase in current tax due to the impact of income and social contribution taxes on the taxable income of SMILES S.A. The variation in deferred tax was primarily due to the realization of miles constituted prior to the separation of SMILES S.A.’s activities (VRG legacy).

Income Taxes (R$ million)	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Current income tax	(27.7)	(0.6)	4,545.7%	(56.1)	(5.2)	980.6%
Deferred income tax	(19.6)	(30.4)	-35.6%	(33.6)	38.7	nm
Income tax	(47.3)	(31.0)	52.6%	(89.7)	33.5	nm

            Net Loss

GOL posted a 3Q13 net loss of R$197.0 million, with a negative net margin of 8.8%, a R$112 million, or 7 percentage point improvement over the R$309.4 million net loss and 15.6% negative net margin reported in 3Q12.

Net Loss	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
Net Loss (R$ million)	(197.0)	(309.4)	-36.3%	(705.3)	(1,065.8)	-33.8%
Net margin	-8.8%	-15.6%	6.7 p.p.	-11.3%	-17.8%	6.5 p.p.
Loss per share, basic (R$)	(0.71)	(1.16)	-38.6%	(2.61)	(4.00)	-34.7%

18	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Balance Sheet: Liquidity

GOL recorded a new record in terms of total cash, financial investments and short and long-term restricted cash, which recorded R$2,930.7 million at the end of 3Q13. This amount represents an increase of 56% over 3Q12 and 6% more than in 2Q13.

Total Liquidity (R$ million)	3Q13	3Q12	Chg. %	2Q13	Chg. %
Cash,Financial Assets and Restricted cash	2,930.7	1,879.2	56.0%	2,767.1	5.9%
Short Term Receivables	368.9	381.0	-3.2%	353.4	4.4%
Total Liquidity	3,299.6	2,260.2	46.0%	3,120.5	5.7%

In 3Q13, total cash represented 35.1% of LTM net revenue and 6.5x obligations due in the next 12 months (5.8x in 2Q13). The Company remains fully committed to maintaining high liquidity and gradually reducing its leverage.

The year-over-year increase was due to the Company’s improved operating result, as well as the proceeds from the SMILES IPO and the agreement involving the advanced sale of SMILES miles to financial institutions in May 2013, totaling approximately R$1.5 billion.

Short-term receivables consist mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation. At the end of 3Q13, these receivables totaled R$368.9 million, 4.4% up on the R$353.4 million recorded in 2Q13.

Balance Sheet: Indebtedness

On September 30, 2013, the Company’s total loans and financings came to R$5,504.9 million (including financial leasing), 4.7% up on 3Q12, primarily due to the increased exposure of the Company’s total Dollar-denominated debt (from 70% in 3Q12 to 76% in 3Q13), in turn due to: (i) the Senior Notes issue maturing in 2023; (ii) financing guaranteed by the U.S. Exim Bank for engine maintenance; and (iii) the entry of an aircraft under a finance lease contract. This increase was partially compensated by the amortization of R$346 million in debt year-to-date. In comparison with 2Q13, there was a reduction of 1.6%, chiefly due to the payment of financing lines in the period.

19	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Total Debt (R$ million)	3Q13	3Q12	Chg. %	2Q13	Chg. %
Short Term Debt	450.2	615.0	-26.8%	487.5	-7.7%
Long Term Debt	5,054.7	4,644.5	8.8%	5,107.0	-1.0%
Gross Debt	5,504.9	5,259.5	4.7%	5,594.5	-1.6%
% of U.S. Dollar denominated debt	76.2%	69.8%	+6.4 p.p.	76.6%	-0.4 p.p.
Cash and Cash Equivalents	2,930.7	1,879.2	56.0%	2,767.1	5.9%
Net Debt	2,574.2	3,380.3	-23.8%	2,827.4	-9.0%

Financing Debt (R$ million)	3Q13	3Q12	Chg. %	2Q13	Chg. %
Aircraft Financing	2,148.1	2,087.5	2.9%	2,198.1	-2.3%
Loans and Financings	3,356.8	3,172.0	5.8%	3,396.5	-1.2%
Loans and Financings (ex-perpetual notes)	2,893.7	2,720.4	6.4%	2,923.6	-1.0%
Perpetual Notes	399.2	363.5	9.8%	396.6	0.7%
Accumulated Interest	63.9	88.1	-27.5%	76.3	-16.3%
Gross Debt	5,504.9	5,259.5	4.7%	5,594.6	-1.6%
Operating Leases (off-balance)	3,041.3	2,724.0	11.6%	3,202.5	-5.0%
Total Loans and Financing	8,546.2	7,983.5	7.0%	8,797.1	-2.9%
Total Cash	2,930.7	1,879.2	56.0%	2,767.1	5.9%
Net Financial Commitments	5,615.5	6,104.3	-8.0%	6,030.0	-6.9%
EBITDAR (LTM)	930.5	547.8	69.9%	654.2	42.2%
Net Financial Commitments / EBITDAR	6.0 x	11.1 x	-5.1 x	9.2 x	-3.2 x

The current liquidity ratio (total cash plus receivables divided by current liabilities) stood at 0.9x in 3Q13 (versus 1.0x in 2Q13 and 0.7x in 3Q12). On September 30, 2013, the average maturity of the Company’s long-term debt, excluding financial leasing, was 5.6 years, with an average rate of 11.1% for local-currency debt and 9.0% for Dollar-denominated debt.

Proceeding with its gradual deleveraging process, the Company paid or prepaid debt totaling around R$346 million in 9M13. GOL seeks to avoid amortization pressure in the next two years.

The Company closed 3Q13 with a leverage ratio (adjusted gross debt/LTM EBITDAR) of 10.9x, versus 15.5x in 2Q13 and 17.7x in 3Q12. The 30% improvement over the previous quarter was due to the EBITDAR recomposition process. At the end of 3Q13, EBITDAR came to R$373 million, with a margin of 16.7%, giving year-to-date EBITDAR of R$974 million, with a margin of 15.6%, 278% more than the R$258 million (margin of 3.2%) reported in the entire year of 2012.

20	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Financial Debt Amortization Schedule (R$ million)

Year	Debt in R$million	% Total	% Real	%USD
2013	58	1.7%	61.2%	38.8%
2014	125	3.7%	59.9%	40.1%
2015	677	19.9%	99.7%	0.3%
2016	258	7.6%	100.0%	0.0%
2017	725	21.3%	35.4%	64.6%
After 2017	1,116	32.8%	0.1%	99.9%
No Maturity	446	13.1%	0.0%	100.0%
Total	3,405	100.0%	37.8%	62.2%

GOL’s loans and financing amortization profile, excluding interest and financial leasing, shows that the Company remains committed to reducing its short-term financial obligations, as can be seen from the position on September 30, 2013.

                        Main Financial Ratios

Financial Ratios	3Q13	3Q12	Chg. %	2Q13	Chg. %
% of foreign currency debt (balance sheet)	76.2%	69.8%	+6.4 p.p.	76.6%	-0.5 p.p.
Cash and Equivalents as % of LTM Net Revenues	35.1%	22.9%	+12.2 p.p.	34.1%	+1.0 p.p.
Net Debt (R$ million)	2,574.2	3,380.2	-23.8%	2,827.4	-9.0%
Gross Debt (R$ million)	5,504.9	5,259.4	4.7%	5,594.5	-1.6%
Gross Adjusted Debt (R$ million)	10,104.2	9,692.3	4.2%	10,148.7	-0.4%
Net Adjusted Debt (R$ million)	7,173.4	7,813.1	-8.2%	7,381.6	-2.8%
Gross Adjusted Debt / EBITDAR (LTM)	10.9x	17.7x	-6.8 x	15.5x	-4.7x
Net Adjusted Debt / EBITDAR (LTM)	7.7x	14.3x	-6.6 x	11.3x	-3.6x
Net Financial Commitments / EBITDAR (LTM)	6.0x	11.1x	-5.1 x	9.2x	-3.2x

1-         Financial commitments (gross debt + operational leasing contracts, in accordance with note 30 to the interim financial statements) less cash and cash equivalents and short-term financial investments);

2-           Gross debt + LTM operational leasing expenses x 7;

3-         Adjusted gross debt less cash, short-term financial investments and restricted cash. Certain variation calculations in this report may not match due to rounding.

21	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

            Operational Fleet

The Company closed the quarter with an operational fleet of 140 Boeing 737-700 and 800 NG aircraft with an average age of 7.2 years, and a total fleet of 149 aircraft.

Period End Fleet	3Q13	3Q12	Chg.	2Q13	Chg.
737-700	36	42	-6	37	-1
737-800	104	85	19	98	6
Total Operational	140	127	13	135	5
737-300*	8	20	-12	9	-1
767-300/200*	1	3	-2	1	0
Total Non-Operational	9	23	-14	10	-1
Total	149	150	-1	145	4

  * Aircraft not in GOL’s operations (Non-operational)

In 3Q13, the Company took delivery of six aircraft under operating lease contracts and returned one aircraft under an operating lease contract. In the first nine months, the Company also sub-leased five aircraft to Transavia Airlines, permitting greater seat supply flexibility, in line with the seasonality of the Brazilian and European markets.

The Company currently has eight B737-300s, five of these in the process of sale negotiations and the other three to be returned to the lessors by the end of the current year. In the first nine months of 2013, GOL returned 10 of these aircraft, one of which in September.

The Company leases its fleet through a combination of finance and operating leases. Out of the total of 141* aircraft, excluding Webjet’s, 95 were under operating leases and 46 were under finance leases. Of the 46 under finance leases, 40 have a purchase option when their leasing contracts terminate.

On September 30, 2013, the Company had 140 firm aircraft acquisition orders with Boeing, totaling around R$34.4 billion, excluding contractual discounts.

Aircraft Commitments (R$ million)	2013	2014	2015	2016	>2016	Total
Aircraft Commitments*	186.1	1,680.5	1,668.8	1,736.3	29,122.5	34,394.3

  * Considers the list price of the aircraft

Also on September 30, 2013, of the commitments mentioned above, the Company had obligations of R$4.6 billion in pre-delivery payments, which will be disbursed as per the table below:

*Includes the B767-200

22	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Pre-Delivery Payments (R$ million)	2013	2014	2015	2016	>2016	Total
Pre-Delivery Payments	35.1	226.2	323.4	140.9	3,830.4	4,556.1

The portion financed through long-term loans by U.S. Exim Bank with aircraft guarantees accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of Period	2013	2014	2015	2016
Boeing 737-700/800 NG	136	137	140	140

  Capex

GOL invested around R$188 million in 3Q13,  28% of which in the acquisition of aircraft (pre-delivery payments); around 71% in aircraft parts, reconfigurations and improvements; and around 1% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop).

The amounts described above include only additions to fixed assets (excluding divestments, write-offs and the reimbursement of aircraft pre-delivery deposits), and do not include additions related to the entry of aircraft under finance leases due to the non-incidence of cash effects at the moment of acquisition, as a result of the financing structure for this type of operation.

For more information on fixed assets, see note 17 to the financial statements.

23	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

            Financial Guidance

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

The Company is maintaining its 2013 operating margin guidance at between 1% and 3%, as announced at the beginning of the year.

2013 Guidance	From	To	Real 9M13
Brazilian GDP Growth	2.0%	2.5%	N.D.
Annual Change in RASK	= or > 10%		11.2%
Annual Change in Domestic Supply (ASK)	Around -9%		-9.7%
CASK ex-fuel (R$ cents)	10.0	9.5	9.43
Average Exchange Rate (R$/US$)	2.20	2.10	2.12
Jet Fuel Price (QAV)*	2.48	2.38	2.35
Operating Margin (EBIT)	1%	3%	1.7%

(*)The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption

For 2014, GOL expects domestic supply to remain stable, with variation close to 0% in relation to 2013.

The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

24	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

Balance Sheet

Balance Sheet (R$ `000)	3Q13	3Q12	2Q13
Assets	10,397,870	9,404,671	10,348,242
Current Assets	3,501,759	2,595,953	3,305,002
Cash and cash equivalents	1,629,300	1,050,557	1,162,090
Financial assets	955,268	662,227	1,403,514
Restricted cash	161,869	63,137	7
Trade and other receivables	368,947	380,978	353,377
Inventories of parts and supplies	135,342	152,598	148,216
Recoverable income taxes	92,902	151,043	88,538
Deposits	4,817	23,928	4,719
Prepaid expenses	83,739	60,311	89,506
Hedge Transactions	11,504	23,856	7,334
Other current assets	51,399	27,318	41,029
Asset available for sale	6,672	-	6,672
Non-Current Assets	5,499,449	5,715,263	5,599,625
Property and equipment, net	3,814,079	3,950,176	3,910,729
Intangible Assets	1,685,370	1,765,087	1,688,896
Other Non-Current Assets	1,396,662	1,093,455	1,443,615
Prepaid expenses	28,596	37,853	30,769
Deposits	782,923	599,830	780,857
Recoverable deferred income taxes	394,715	349,649	423,259
Restricted cash	184,303	103,305	201,492
Other non-current assets	6,125	2,818	7,238
Liabilities and Shareholders’ Equity	10,397,870	9,404,671	10,348,242
Current Liabilities	3,367,279	2,896,062	3,018,200
Short-term borrowings	450,162	614,967	487,546
Accounts payable	434,665	501,427	383,322
Salaries, wages and benefits	227,705	261,944	209,712
Current income taxes payables	68,462	64,871	65,363
Sales tax and landing fees	236,620	271,656	239,440
Advance ticket sales	1,209,459	856,457	945,479
Provisions	149,376	62,296	114,549
Smiles deferred revenue	165,718	110,958	155,299
Advance from customers	249,148	5,479	326,787
Dividends	-	584	-
Obligations of derivatives transactions	27,653	68,903	15,792
Other Obligations	148,311	76,520	74,911
Non-Current Liabilities	5,883,273	5,333,126	5,971,397
Long-term debt	5,054,734	4,644,482	5,106,986
Smiles deferred revenue	451,516	331,658	427,898
Provision	281,623	252,838	298,988
Deferred income taxes	-	-	-
Current income taxes payables	54,602	40,287	51,722
Other non-current liabilities	40,798	63,861	85,803
Shareholders’ Equity	1,147,318	1,175,483	1,358,645
Issued share capital	2,501,574	2,499,689	2,501,574
Capital reserves	61,574	60,263	61,574
Treasury shares	(32,116)	(51,377)	(32,116)
Other Reserves	510,585	(121,119)	509,083
Retained losses	(2,407,246)	(1,211,973)	(2,183,289)
Non-controlling Interest	512,947	-	501,819

25	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

            Cash Flow

Consolidated IFRS and BRGAAP (R$ `000)	09/30/2013	09/30/2012
Net Loss for the Period	(705,285)	(1,065,833)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	380,465	372,159
Allowance for Doubtful Accounts	22,133	4,029
Provision for judicial deposits	12,370	10,792
Reversion for Inventory Obsolescence	(8,846)	(364)
Deferred Taxes	33,617	(38,654)
Shared-based Payments	4,983	10,973
Exchange and Monetary Variations, net	382,801	290,526
Interests on Loans	202,833	181,111
Unrealized Hedge Income	47,925	13,658
Provisions	-	(25,629)
Profit share plan provision	10,081	-
Mileage Program	128,022	155,902
Write-of Property, Plant and Equipment and Intangible Assets	7,793	55,606
Impairment Losses	-	(7,105)
Cash Flows from Operating Activities:
Accounts Receivable	(65,415)	(30,873)
Investments Used for Trading	(370,240)	372,469
Inventories	11,543	(1,211)
Deposits	(82,682)	40,776
Prepaid Expenses, Insurance and Recoverable Taxes	28,731	86,577
Others Assets	16,027	3,770
Suppliers	(45,520)	86,865
Advance Ticket Sales	386,269	111,714
Advances from Customers	172,544	(24,773)
Salaries, Wages and Benefits	10,106	11,914
Sales Tax and Landing Fees	(4,119)	81,628
Tax Obligation	36,253	(79,320)
Obligations from Derivative Transactions	(32,834)	(24,046)
Provisions	(198,577)	2,554
Other Liabilities	61,969	(26,041)
Cash Flows from Operating Activities	442,948	569,174
Interest Paid	(242,764)	(248,079)
Income Tax Paid	(44,090)	(5,192)
Net Cash Provided by (Used in) Operating Activities	156,093	315,903
Restricted Cash	(121,648)	(57,347)
Property, Plant and Equipment	(108,766)	(444,956)
Intangible Assets	(15,740)	(16,540)
Net Cash Used in Investing Activities	(246,154)	(518,843)
Loan Funding	397,725	304,663
Loan Payment	(345,720)	(280,681)
Financial Leases Payment	(169,333)	-
Dividends and interest on capital paid through subsidiary	(15,850)	-
Disposal of Treasury Shares	3,235	-
Capital Increase	1,885	579
Capital Increase in Subsidiary	1,095,953	-
Net Cash Generated by (Used in) Financing Activities	967,895	(24,561)
Exchange Variation on Cash and Cash Equivalents	(24,085)	(1,351)
Net Increase (Decrease) in Cash and Cash Equivalents	853,749	(179,730)

Cash and Cash Equivalents at Beginning of the Period	775,551	1,230,287
Cash and Cash Equivalents at End of the Period	1,629,300	1,050,557

26	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

GLOSSARY OF INDUSTRY TERMS

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAK-EVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):  operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):  total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

27	GOL Linhas Aéreas Inteligentes S.A

3Q13 Earnings Release

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

28	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.